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                             July 1, 2022

       Li Guo
       Chief Executive Officer
       KB Global Holdings Limited
       No 3 Building of No 1 Jiali Construction Plaza FL 13
       No. 4th Central Road, Futian, Shenzhen
       Guangdong Province, 518000, People   s Republic of China

                                                        Re: KB Global Holdings
Limited
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 13, 2022
                                                            File No. 333-261688

       Dear Ms. Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

       Amendment No. 4 to Form S-1 filed June 13, 2022

       General

   1. Please provide us a legal analysis as to whether you are a "shell company" as defined by
                                                        Rule 405 of Regulation
C. Please revise your risk factors to include a risk factor that describes the risk to
investors if you are determined to be a shell company.
       Cover Page

   2. In addition to your disclosure under the heading "Earnings Distributions" on page 9, please provide on the
cover page a description of how cash is transferred through your organization and
disclose your intentions to distribute earnings or settle amounts owed
 Li Guo
FirstName
KB Global LastNameLi   Guo
            Holdings Limited
Comapany
July 1, 2022NameKB Global Holdings Limited
July 1,2 2022 Page 2
Page
FirstName LastName
         under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In addition, please disclose whether you have cash management policies that dictate how funds are transferred.
3. We note your revised disclosure in response to comment 1 that the "VIE structure is used to provide investors with exposure to foreign investment in China-based companies where
         Chinese law may prohibit direct foreign investment in the operating companies"
         (emphasis added). As previously requested, please further revise to clearly explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Refer to prior comment 5 in our letter dated April 28, 2022.
Our Business, page 1

4. Please provide more detail in this section regarding your ability to transfer cash out of
         China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please specifically include disclosure that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to do so. Include a cross-reference to the condensed consolidating schedule.
Income, and cash flow are variable..., page 10

5. Please explain to us how "carried interest" contributes to your revenue, net income, and cash flow when your scope of business is research and development, production and sales of new hollow plastic building formwork.
Cayman Islands Taxation, page 53

6. We note that Cayman Islands counsel appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise this section to state that the disclosure relating to Cayman Islands taxation is the opinion of your Cayman Islands counsel, as stated in the tax opinion. Please also file a revised consent from counsel, as applicable. Alternatively, please have counsel revise to provide a long-form opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.
Exhibits

7. We note that exhibit 5.1, the legal opinion of Cayman Islands counsel, includes the statement on page 4 that "[i]n giving such consent, we do not believe that we are 'experts'
         within the meaning of such term used in the Securities Act or the rules and regulations of
 Li Guo
KB Global Holdings Limited
July 1, 2022
Page 3
         the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise." Please remove this statement, as it is inappropriate for counsel to deny that it is an expert within the meaning of Sections 7 and
         11 of the Securities Act. Please refer to Section IV. of Staff Legal Bulletin No. 19 for guidance.
        You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at
(202) 551-3321
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameLi Guo                                       Sincerely,
Comapany NameKB Global Holdings Limited
                                                               Division of
Corporation Finance
July 1, 2022 Page 3                                            Office of
Finance
FirstName LastName